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                                  BRASKEM S.A.
                     Public Company - CVM Code No. 00482-0
                         CNPJ/MF No. 42 150 391/0001-70
                            NIRE No. 29 300 006 939

                                 IMPORTANT EVENT

                                   STOCK SPLIT

Braskem S.A. ("Braskem"), in compliance with the provisions in CVM Instruction No. 358/02, informs its shareholders and the market as follows:

Braskem's Board of Directors, in a meeting held today, has decided to submit to the shareholders in an Extraordinary Shareholders' Meeting to be held on October 20, 2003, a proposal to split each class "A" and class "B" preferred share and each common share issued by Braskem into 20 (twenty) shares of each class of shares outstanding on the date of said Extraordinary Shareholders' Meeting. In addition, due to the stock split, the ratio of shares to ADRs issued by Braskem and traded on the New York Stock Exchange (NYSE) will be changed from 50:1 (50 class "A" preferred shares for each ADR) to 1,000:1 (1,000 class "A" preferred shares for each ADR).

This split proposal is intended to promote the expansion and diversification of Braskem's stockholding structure and to achieve greater liquidity of its stock traded on the BOVESPA.

The above-mentioned stock split will cause: (a) the reduction of the trading value of the standard batch of Braskem issued shares, thus encouraging the acquisition of Braskem stock by a larger number of investors, primarily individuals; (b) a reduction in the price of Braskem's shares so that it will be closer to the value of the shares included in the BOVESPA Index - IBOVESPA; and
(c) the alignment of the prices of Braskem's ADRs traded abroad with the prices of Braskem's shares traded on the BOVESPA. Thus, the outstanding volume of said ADRs upon performing the stock split will not be affected.

The new shares resulting from the stock split will entitle the holders thereof to the same rights as those presently conferred by Braskem's By-laws on the corresponding class of share.

The financial institution providing custodial services in respect of Braskem's shares - Banco Itau S.A. - will be responsible for automatically crediting the new shares to the accounts of Braskem's shareholders, in proportion to the number of shares registered on its stock ledger at the time of the Extraordinary Shareholders' Meeting, such that trading in the stock will not be interrupted at any time after the approval of the shareholders in said Extraordinary Shareholders' Meeting.

                          Camacari, September 25, 2003

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                                  BRASKEM S.A.
           Paul Elie Altit - Director of Relationships with Investors